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As you likely know from the content we send out, my partners and I started CalTier to give as many people as possible the opportunity to invest in typically hard-to-reach investments such as **commercial real estate**.

Over the last 24 months, we have continued rapidly towards our goal of being one of the leading **crowdfunding real estate brands in the market**, and to date, have helped thousands of people* in real estate through our platform, starting with investments at only $500 and adding only $50 at a time.

Become a CalTier Shareholder

As we grow, we are focusing on the following core areas of the business:

- **Improving our technology**
- **Expanding our real estate portfolio**
- **Opening new funds**
- **Adding additional value-add financial services**

These services are part of our business plan to grow CalTier into more than just a real estate crowdfunding company.

Sticking to our ethos, we are opening up the doors again ***for you to become a CalTier Shareholder***.

In the next week or so, you should be getting an email that the latest round of funding has opened, and it will be available to everyone starting at only **$650 for 100 shares in our company.**

We can't share more details at this point, but as I said, sometime in the next week or so, we will be launching the round, and there will be bonus shares for those who jump in early.

I am looking forward to having you be part of the CalTier shareholder group.

Thanks
Matt

Matt Belcher.
CEO / Founder

www.CalTier.Fund

US Office: +1 619 344 0291
International Number: +619 798 6271

14269 Danielson St.
Poway, CA 92064

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*Based on actual investors in the fund.

CalTier, Inc is Testing The Waters under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form C has been filed with the Securities and Exchange Commission. Once filed, offers to buy our securities may only be accepted through our intermediary's platform. Any indication of interest you make to us regarding this offering involves no obligation or commitment of any kind.

THIS EMAIL MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS EMAIL, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. THE SEC HAS QUALIFIED THAT OFFERING STATEMENT, WHICH ONLY MEANS THAT THE COMPANY MAY MAKE SALES OF THE SECURITIES DESCRIBED BY THE OFFERING STATEMENT. IT DOES NOT MEAN THAT THE SEC HAS APPROVED, PASSED UPON THE MERITS OR PASSED UPON THE ACCURACY OR COMPLETENESS OF THE INFORMATION IN THE OFFERING STATEMENT. YOU MAY OBTAIN A COPY OF THE OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT FROM:

https://www.sec.gov/Archives/edgar/data/1771232/000110465920128011/tm2036596d1_253g2.htm

YOU SHOULD READ THE OFFERING CIRCULAR BEFORE MAKING ANY INVESTMENT. There is no guarantee of success, and there is a potential for loss of your investment.

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CalTier, 5965 Village Way, Ste 105 - 142, San Diego, CA 92130, United States